Underlying supplement No. 2
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Securities Linked to an Index Basket

Deutsche Bank AG may from time to time offer and sell certain securities linked to an index basket (collectively, the "**Securities**") as part of our Global Notes Program, Series A. This underlying supplement describes some of the potential indices included in the basket to which the Securities may be linked, as well as related matter concerning the relationship, if any, between Deutsche Bank AG and the sponsors or publishers of each index. This underlying supplement also describes certain market disruption events which will be applicable to the Securities unless the relevant pricing supplement provides otherwise. Additional specific terms of any Securities that we offer will be described in a separate free writing prospectus, term sheet or pricing supplement, which we refer to as a "**pricing supplement**." A pricing supplement will describe the specific terms of the Securities, including any additions or changes to the terms specified in the product supplement relating to your Securities or the descriptions of the indices contained in this underlying supplement. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement or in the accompanying prospectus, prospectus supplement or product supplement, the terms described in the relevant pricing supplement will be controlling.

This underlying supplement describes only select indices which may be included in the basket to which the Securities may be linked. We do not guarantee that we will offer Securities linked to a basket containing any of the indices described in this underlying supplement. In addition, we may in the future offer Securities linked to a basket containing an index that is not described in this underlying supplement. In such an event, we will describe any such additional index in the relevant pricing supplement.

Issuer: Deutsche Bank AG, London Branch.

Underlying Indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index.

Investing in the Securities involves a number of risks. See "Risk Factors" in the relevant product supplement and "Key Risks" in the relevant pricing supplement for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this underlying supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

Deutsche Bank AG

March 29, 2007

ADDITIONAL INFORMATION ABOUT THE SECURITIES

You should read this underlying supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, relating to our Series A global notes, of which these Securities are a part, and any relevant product supplement and pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of Securities or the specific terms of your Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this underlying supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

You should carefully consider, among other things, the matters set forth in "Risk Factors" in the relevant product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

UNDERLYING SUPPLEMENT SUMMARY

This underlying supplement describes some of the potential indices to which the Securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsors or publishers of each such index. This underlying supplement also describes certain market disruption events which will be applicable to the Securities unless the relevant pricing supplement provides otherwise. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

*In this underlying supplement, when we refer to the "**Securities**," we mean certain Securities that may be offered by Deutsche Bank from time to time linked to an index basket. Also, references to the "**accompanying prospectus**" and "**prospectus supplement**" mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank and the prospectus supplement, dated November 13, 2006, of Deutsche Bank, and references to "**relevant product supplement**" refer to the relevant prospectus supplement that we may file from time to time relating to the particular category of your Securities. References to the "**relevant pricing supplement**" mean the term sheet, pricing supplement and any free writing prospectus that describe the specific terms of your Securities.*

Specific Terms Will Be Described in Relevant Pricing Supplements

The relevant product supplement describes some of the general terms that apply to each category of Securities and the general manner in which they may be offered. Deutsche Bank AG may also prepare one or more pricing supplements that describe particular issuances of Securities. The specific terms for your Securities will be described in the relevant pricing supplement, including any additions or changes to the terms specified in the relevant product supplement or the descriptions of the indices contained in this underlying supplement. Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

Licenses

Unless otherwise specified in the relevant pricing supplement, Deutsche Bank has contracted with the sponsor or publisher of each index included in the basket to which your Securities may be linked for the rights to use such index and certain associated trademarks or service marks for such index. Deutsche Bank generally obtains these licenses either on an individual basis for a particular offering of Securities or for a term of years. Although Deutsche Bank anticipates that it will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

The S&P 500® Index

We have derived all information contained in this underlying supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "**S&P 500® Component Stocks**") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "**Market Value**" of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the Index based on a half float-adjusted formula, and on September 16, 2005 the Index became fully float adjusted. S&P's criteria for selecting stocks for the Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this underlying supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500® Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the Index ("**Index Maintenance**").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the Basket Closing Level. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

The table below summarizes the types of the S&P 500® Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Price of parent company *minus* $\left(\dfrac{\text{Price of Rights}}{\text{Right Ratio}} \right)$	Yes
Spinoffs	Price of parent company *minus* $\left(\dfrac{\text{Price of Spinoff Co.}}{\text{Share Exchange Ratio}} \right)$	Yes

Stock splits and stock dividends do not affect the Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P 500® Component Stock and consequently of altering the aggregate Market Value of the S&P 500® Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500® Index (the "**Pre-Event Index Value**") not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500® Component Stock, a new Index Divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the notes. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as an "**S&P successor index**"), **then any S&P 500® Index closing level will be determined by reference to the level of such S&P successor index at the close of trading on the NYSE, the AMEX, the Nasdaq National Market or the relevant exchange or market for the S&P successor index on the Final Valuation Date or other relevant date.**

Upon any selection by the calculation agent of a S&P successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date or dates, and the calculation agent determines, in its sole discretion, that no S&P successor index is available at such time, or the calculation agent has previously selected a S&P successor index and publication of such S&P successor index is discontinued prior to and such discontinuation is continuing on such Final Valuation Date or other relevant date, then the calculation agent will determine the S&P 500® Index closing level for such date. The S&P 500® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P successor index, as applicable last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P 500® Index or S&P successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index or S&P successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500® Index or an S&P successor index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P successor index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or such S&P successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the S&P 500® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the S&P 500® Index or such S&P successor index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P successor index is modified so that the level of the S&P 500® Index or such S&P successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index or such S&P successor index), then the calculation agent will adjust the S&P 500® Index or such S&P successor index in order to arrive at a level of the S&P 500® Index or such S&P successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Dow Jones EURO STOXX 50® Index

We have derived all information contained in this underlying supplement regarding the Dow Jones EURO STOXX 50® Index ("**Dow Jones EURO STOXX 50® Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. The Dow Jones EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company ("**Dow Jones**") and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50® Index began on February 26, 1998, based on an initial Dow Jones EURO STOXX 50® Index value of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50® Index is published in *The Wall Street Journal* and disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Euro Zone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the "**Laspeyres formula**," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Dow Jones EURO STOXX 50® Index}}{\text{adjusted base date market capitalization of the Dow Jones EURO STOXX 50® Index}} \times 1{,}000$$

The "**free float market capitalization of the Dow Jones EURO STOXX 50® Index**" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50® Index is being calculated.

The Dow Jones EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) *Split and reverse split*: Adjusted price = closing price * A/B New number of shares = old number of shares * B/A Divisor: no change	(2) *Rights offering*: Adjusted price = (closing price * A + subscription price * B) / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: increases
(3) *Stock dividend*: Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: no change	(4) *Stock dividend of another company*: Adjusted price = (closing price * A - price of other company * B) / A Divisor: decreases
(5) *Return of capital and share consideration*: Adjusted price = (closing price - dividend announced by company * (1-withholding tax)) * A / B New number of shares = old number of shares * B / A Divisor: decreases	(6) *Repurchase shares / self tender*: Adjusted price = ((price before tender * old number of shares) - (tender price * number of tendered shares)) / (old number of shares - number of tendered shares) New number of shares = old number of shares - number of tendered shares Divisor: decreases

(7) *Spin-off*: Adjusted price = (closing price * A - price of spun-off shares * B) / A Divisor: decreases

(8) *Combination stock distribution (dividend or split) and rights offering*: For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:	
— *If rights are applicable after stock distribution (one action applicable to other)*: Adjusted price =(closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A)) New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A Divisor: increases	— *If stock distribution is applicable after rights (one action applicable to other)*: Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A)) New number of shares = old number of shares * ((A + C) * (1 + B / A)) Divisor: increases
— *Stock distribution and rights (neither action is applicable to the other)*: Adjusted price = (closing price * A + subscription price * C) / (A + B + C) New number of shares = old number of shares * (A + B + C) / A Divisor: increases	

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non exclusive license and, for a fee, with the right to use the Dow Jones EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "**STOXX Limited**"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Dow Jones EURO STOXX 50® Index to track general stock market performance. STOXX Limited and Dow Jones have no relationship to Deutsche Bank AG other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to Deutsche Bank AG or the notes. STOXX Limited and Dow Jones have no obligation to take the needs of Deutsche Bank AG or the owners of the notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. STOXX Limited and Dow Jones are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. STOXX Limited and Dow Jones have no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED AND DOW JONES DO NOT GUARANTY THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED AND DOW JONES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. STOXX LIMITED AND DOW JONES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN DEUTSCHE BANK AG AND STOXX LIMITED AND DOW JONES ARE SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

"DOW JONES EURO STOXX 50®" AND "STOXX®" ARE SERVICE MARKS OF STOXX LIMITED AND DOW JONES AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STOXX LIMITED AND DOW JONES, AND STOXX LIMITED AND DOW JONES MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Discontinuation of the Dow Jones EURO STOXX 50® Index; Alteration of Method of Calculation

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index and STOXX Limited or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones EURO STOXX 50® Index (such index being referred to herein as a "**Dow Jones EURO STOXX successor index**"), then any Dow Jones EURO STOXX 50® Index closing level will be determined by reference to the level of such Dow Jones EURO STOXX successor index at the close of trading on the relevant exchange or market for the Dow Jones EURO STOXX successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a Dow Jones EURO STOXX successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date or dates, and the calculation agent determines, in its sole discretion, that no Dow Jones EURO STOXX successor index is available at such time or the calculation agent has previously selected a Dow Jones EURO STOXX successor index and publication of such Dow Jones EURO STOXX successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date, then the calculation agent will determine the Dow Jones EURO STOXX 50® Index closing level for such date. The Dow Jones EURO STOXX 50® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index, or the level thereof, is changed in a material respect, or if the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index is in any other way modified so that the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the Final Valuation Date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Dow Jones EURO STOXX 50® Index closing level with reference to the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index is modified so that the level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Dow Jones EURO STOXX 50® Index or such Dow

Jones EURO STOXX successor index), then the calculation agent will adjust the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index in order to arrive at a level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Nikkei® 225 Index

We have derived all information regarding the Nikkei® 225 Index contained in this underlying supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei® 225 Index.

The Nikkei® 225 Index is a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei® 225 Index currently is based on 225 underlying stocks (the "**Nikkei Underlying Stocks**") trading on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei® 225 Index) be included in the Nikkei® 225 Index.

The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials—Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods—Marine Products, Food, Retail, Services;

- Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei® 225 Index is a modified, price-weighted index (*i.e.*, a Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "**Weight Factor**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.154 as of October 1, 2003 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei® 225 Index are those reported by a primary market for the Nikkei

Underlying Stocks (currently the TSE). The level of the Nikkei® 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei® 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei® 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei® 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (*i.e.*, the level of the Nikkei® 225 Index immediately after such change) will be equal to the level of the Nikkei® 225 Index immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei® 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei® 225 Index. Nikkei Inc. first calculated and published the Nikkei® 225 Index in 1970.

License Agreement with Nikkei Inc.

We have entered into an agreement with Nikkei Inc. providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Nikkei® 225 Index, which is owned and published by Nikkei Inc., in connection with certain securities, including the notes.

Our license agreement with Nikkei Inc. provides that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei® 225 Index by us or our affiliates and that all use and implementation relating to the license agreement shall be conducted exclusively at the risk of Deutsche Bank AG.

"NIKKEI® 225 INDEX" IS AN INTELLECTUAL PROPERTY OF NIKKEI INC. PRIOR TO JANUARY 1, 2007, NIKKEI INC. WAS KNOWN AS NIHON KEIZAI SHIMBUN, INC. "NIKKEI", "NIKKEI STOCK AVERAGE", AND "NIKKEI 225" ARE THE SERVICE MARKS OF NIKKEI INC. AND HAVE BEEN LICENSED FOR USE FOR CERTAIN

PURPOSES BY DEUTSCHE BANK AG. NIKKEI INC. RESERVES ALL RIGHTS, INCLUDING COPYRIGHT, TO THE NIKKEI® 225 INDEX. NIKKEI DIGITAL MEDIA, INC., A WHOLLY OWNED SUBSIDIARY OF NIKKEI INC., CALCULATES AND DISSEMINATES THE NIKKEI® 225 INDEX UNDER EXCLUSIVE AGREEMENT WITH NIKKEI INC. NIKKEI INC. AND NIKKEI DIGITAL MEDIA, INC. ARE COLLECTIVELY REFERRED TO AS THE "INDEX SPONSOR."

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE INDEX SPONSOR. THE INDEX SPONSOR DOES NOT MAKE ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED AS TO THE USE OF THE NIKKEI® 225 INDEX OR THE FIGURE AS WHICH THE NIKKEI® 225 INDEX STANDS AT ANY PARTICULAR DAY OR OTHERWISE. NIKKEI® 225 INDEX IS COMPILED AND CALCULATED SOLELY BY THE INDEX SPONSOR. HOWEVER, THE INDEX SPONSOR SHALL NOT BE LIABLE TO ANY PERSON FOR ANY ERROR IN THE NIKKEI® 225 INDEX, AND THE INDEX SPONSOR SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR SELLER OF THE NOTES, OF ANY ERROR THEREIN.

IN ADDITION, THE INDEX SPONSOR GIVES NO ASSURANCE REGARDING ANY MODIFICATION OR CHANGE IN ANY METHODOLOGY USED IN CALCULATING THE INDEX AND IS UNDER NO OBLIGATION TO CONTINUE THE CALCULATION, PUBLICATION AND DISSEMINATION OF THE NIKKEI® 225 INDEX.

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei® 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei® 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei® 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

Discontinuation of the Nikkei® 225 Index; Alteration of Method of Calculation

If Nikkei Inc. discontinues publication of the Nikkei® 225 Index, and Nikkei Inc. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Nikkei® 225 Index (such index being referred to herein as a "**Nikkei successor index**"), then any Nikkei® 225 Index closing level will be determined by reference to the level of such Nikkei successor index at the close of trading on the TSE (2nd session) or the relevant exchange or market for the successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a Nikkei successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Nikkei Inc. discontinues publication of the Nikkei® 225 Index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date or dates, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a Nikkei successor index and publication of such Nikkei successor index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date, then the calculation agent will determine the Index closing level for the Nikkei® 225 Index for such date. The Index closing level for the Nikkei® 225 Index will be computed by the calculation agent in accordance with the formula for and method of calculating the Nikkei® 225 Index or Nikkei successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Nikkei® 225 Index or Nikkei successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei® 225 Index or Nikkei successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Nikkei® 225 Index or a Nikkei successor index, or the level thereof, is changed in a material respect, or if the Nikkei® 225 Index or a Nikkei successor index is in any other way modified so that the Nikkei® 225 Index or such Nikkei successor index does not, in the opinion of the calculation agent, fairly represent the level of the Nikkei® 225 Index or such Nikkei successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the Final Valuation Date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei® 225 Index or such Nikkei successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Nikkei® 225 Index closing level with reference to the Nikkei® 225 Index or such Nikkei successor index, as adjusted. Accordingly, if the method of calculating the Nikkei® 225 Index or a Nikkei successor index is modified so that the level of the Nikkei® 225 Index or such Nikkei successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Nikkei® 225 Index or such Nikkei successor index), then the calculation agent will adjust its calculation of the Nikkei® 225 Index or such Nikkei successor index in order to arrive at a level of the Nikkei® 225 Index or such Nikkei successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing level of a Basket Index, on the Final Valuation Date and, consequently, the Basket Return (the terms "Basket Index," "Final Valuation Date" and "Basket Return" will be defined in the relevant pricing supplement). These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to a Basket Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of such Basket Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of such Basket Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to such Basket Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in one of the Basket Indices is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Basket Index shall be based on a comparison of:

- the portion of the level of the disrupted Basket Index attributable to that security relative to

- the overall level of the disrupted Basket Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred in a Basket Index:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on a Basket Index by the primary securities market trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts; or

- a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to that Basket Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the applicable Basket Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary organized exchange or market of trading for any security (or any combination thereof) then included in the relevant Basket Index or any successor index.